Exhibit 11

W.W. Grainger, Inc. and Subsidiaries
COMPUTATIONS OF EARNINGS PER SHARE

	Six Months Ended June 30,
BASIC:	2004	2003
Weighted average number of shares outstanding	90,227,811	90,849,675

Net earnings	$129,178,000	$108,397,000

Earnings per share	$1.43	$1.19

DILUTED:
Weighted average number of shares
outstanding	90,227,811	90,849,675
Potential Shares:
Shares issuable under common stock
equivalents	7,822,444	7,110,868
Shares which could have been purchased using
the proceeds from common stock equivalents
exercised, based on the average market
value for the period	(6,584,964)	(5,493,954)

	1,237,480	1,616,914
Dilutive effect of exercised options prior
to being exercised	33,229	10,552

	1,270,709	1,627,466

Adjusted weighted average number of shares
outstanding	91,498,520	92,477,141

Net earnings	$129,178,000	$108,397,000

Earnings per share	$1.41	$1.17